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VIA EDGAR TRANSMISSION


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn:  H. Roger Schwall

         Re:      Radio Systems Corporation
                  Registration Statement on Form S-1
                  SEC File No. 333-40593

Ladies and Gentlemen:

         Pursuant to Rule 477 under the Securities Act of 1933, as amended, Radio Systems Corporation (the "Company") hereby requests that the Commission withdraw the Company's Registration Statement on Form S-1 initially filed with the Commission on November 19, 1997 (File No. 333-40593) (the "Registration Statement"). The Company elected not to proceed with the offering due to general market conditions and a determination that it would not have been in the Company's best interest to proceed. No offers or sales of the Company's Common Stock have been or will be made pursuant to the Registration Statement.

         If you have any questions, please call Paul D. Gilbert or Jennifer A. Boyd of Waller Lansden Dortch & Davis, A Professional Limited Liability Company at 615-244-6804 or the undersigned at 865-777-5404.

                                              Very truly yours,

                                              Radio Systems Corporation

                                              By:      /s/ James D. Hudson

                                                       James D. Hudson
                                                       Chief Financial Officer


cc:      Paul D. Gilbert, Esq.
         Jennifer A. Boyd, Esq.